EXHIBIT 99.2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     Tefron Ltd. manufactures intimate apparel, active wear and swim-wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, Warnaco/Calvin Klein, The Gap, Banana Republic and other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications at competitive prices. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. Our Healthcare Division manufactures and sells a range of textile healthcare products.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

     The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

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THREE MONTHS ENDED SEPTEMBER 30, 2005

     SALES

     Sales for the third quarter ended September 30, 2005 increased by 10.1% to $48.1 million, compared to sales of $43.7 million for the third quarter ended September 30, 2004. This increase in sales was primarily due to an increase in sales of our active wear products, which was partially offset by a decrease in sales of our intimate apparel products.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 2.0% to $38.3 million in the third quarter of 2005 as compared to $39.1 million in the equivalent period of 2004. As a percentage of sales, cost of sales decreased from 89.4% in the third quarter of 2004 to 79.6% in the third quarter of 2005. This decrease was primarily due to our improved production efficiencies and an increased contribution of higher margin products.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses decreased by 21.7% to $4.9 million in the third quarter of 2005 as compared to $6.2 million in the equivalent period of 2004. This decrease was primarily attributed to a reduction of air freight expenses due to improved delivery to our customers and to a one-time expense recorded in the third quarter of 2004 related to an adjustment of our buildings in North Carolina to their fair value and to a write-off of the investment in our subsidiary in Madagascar.

     As a percentage of sales, selling, general and administrative expenses decreased to 10.1% in the third quarter of 2005 as compared to 14.2% in the third quarter of 2004. This decrease was primarily due to an increase in sales volume.

     FINANCING EXPENSES, NET

     Financing expenses, net, were $1.3 million in the third quarter of 2005, at the same level as in the equivalent period of 2004.

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     INCOME TAXES

     Tax expense for the third quarter of 2005 was $1.1 million as compared to tax benefit of $0.5 million for the third quarter of 2004. The primary reason for this increase was the increase in pretax profit which was $4.0 million for the third quarter of 2005 compared to pretax loss of $2.8 million for the third quarter of 2004.

     LIQUIDITY AND CAPITAL RESOURCES

     During the third quarter of 2005, the company generated $4.9 million of cash flow from operations compared to $1.2 million during the third quarter of 2004. This cash flow was used to repay $3.0 million in bank debt, invest $0.8 million in machinery and equipment, net of grants received and, together with other cash flow activities, increased the cash and cash equivalents balance by $1.6 million from $6.2 million at June 30, 2005 to $ 7.8 million at September 30, 2005.

NINE MONTHS ENDED SEPTEMBER 30, 2005

     SALES

     Sales for the nine months ended September 30, 2005 increased by 8.9% to $150.5 million, compared to sales of $138.2 million for the nine months ended September 30, 2004. This increase in sales was primarily due to an increase in sales of our active wear products and of our swimwear products, which was partially offset by a decrease in sales of our intimate apparel products.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 4.5% to $124.0 million in the nine months ended September 30, 2005 as compared to $118.7 million in the equivalent period of 2004. This increase in cost of sales was primarily due to the increase in sales.

     As a percentage of sales, cost of sales in the nine months ended September 30, 2005 decreased to 82.4% as compared to 85.9% in the nine months ended September 30, 2004. This decrease in cost of sales was primarily due to our improved production efficiencies and an increased contribution of higher margin products.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses decreased by 12.0% to $14.9 million in the nine months ended September 30, 2005 as compared to $16.9 million in the equivalent period of 2004. This decrease was primarily attributed to a reduction of air freight expenses due to improved delivery to our customers and to a one-time expense recorded in the third quarter of 2004 related to an adjustment of our buildings in North Carolina to their fair value and to a write-off of the investment in our subsidiary in Madagascar.

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     As a percentage of sales, selling, general and administrative expenses decreased to 9.9% in the nine months ended September 30, 2005 as compared to 12.3% in the nine months ended September 30, 2004. This decrease was primarily due to an increase in sales volume.

     FINANCING EXPENSES, NET

     Financing expenses, net, were $3.0 million in the nine months ended September 30, 2005, at the same level as in the equivalent period of 2004.

     INCOME TAXES

     Tax expense for the nine months ended September 30, 2005 was $2.5 million compared to $0.7 million for the nine months ended September 30, 2004. The primary reason for the increase in tax expenses was the increase in pretax profit which was $9.0 million for the nine months ended September 30, 2005 compared to a pretax loss of $0.4 million for the nine months ended September 30, 2004.

     LIQUIDITY AND CAPITAL RESOURCES

     During the nine months ended September 30, 2005, the company generated $16.8 million of cash flow from operations compared to $6.7 million during the nine months ended September 30, 2004. This cash flow was used to repay $8.9 in bank debt, invest $3.9 million in machinery and equipment, net of grants received and, together with other cash flow activities, increased the cash and cash equivalents balance by $4.3 million from $3.6 million at December 31, 2004 to $7.8 million at September 30, 2005.